UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5 )

Under the Securities Exchange Act of 1934

Dynegy Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
26817G102
(CUSIP Number)
David A. Kurzweil
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
(212) 906-1200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 14, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26817G102

1.	Name of Reporting Person: LS Power Development, LLC

2.	Check The Appropriate Box If A Member of Group (See Instructions):
	(a) ☐
	(b) ☐

3.	SEC Use Only:

4.	Source of Funds:

	OO

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	Delaware

	7.	Sole Voting Power:

Number of		0

Shares	8.	Shared Voting Power:
Beneficially
Owned By		55,907,311

Each	09.	Sole Dispositive Power:
Reporting
Person		0

With:	10.	Shared Dispositive Power:

		55,907,311

11.	Aggregate Amount Beneficially Owned By Each Reporting Person:

	55,907,311

12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions):

	☐

13.	Percent Of Class Represented By Amount In Row (11):

	9.3%*

14.	Type of Reporting Person

	OO
*As reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2010.

CUSIP No.	26817G102

1.	Name of Reporting Person: LS Power Partners, L.P.

2.	Check The Appropriate Box If A Member of Group (See Instructions):
	(a) ☐
	(b) ☐

3.	SEC Use Only:

4.	Source of Funds:

	OO

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	Delaware

	7.	Sole Voting Power:

Number of		0

Shares	8.	Shared Voting Power:
Beneficially
Owned By		47,876,014

Each	09.	Sole Dispositive Power:
Reporting
Person		0

With:	10.	Shared Dispositive Power:

		47,876,014

11.	Aggregate Amount Beneficially Owned By Each Reporting Person:

	47,876,014

12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions):

	☐

13.	Percent Of Class Represented By Amount In Row (11):

	8.0%*

14.	Type of Reporting Person

	PN
*As reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2010.

CUSIP No.	26817G102

1.	Name of Reporting Person: LS Power Associates, L.P.

2.	Check The Appropriate Box If A Member of Group (See Instructions):
	(a) ☐
	(b) ☐

3.	SEC Use Only:

4.	Source of Funds:

	OO

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	Delaware

	7.	Sole Voting Power:

Number of		0

Shares	8.	Shared Voting Power:
Beneficially
Owned By		8,031,297

Each	09.	Sole Dispositive Power:
Reporting
Person		0

With:	10.	Shared Dispositive Power:

		8,031,297

11.	Aggregate Amount Beneficially Owned By Each Reporting Person:

	8,031,297

12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions):

	☐

13.	Percent Of Class Represented By Amount In Row (11):

	1.3%*

14.	Type of Reporting Person

	PN
*As reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2010.

CUSIP No.	26817G102

1.	Name of Reporting Person: LS Power Equity Partners, L.P.

2.	Check The Appropriate Box If A Member of Group (See Instructions):
	(a) ☐
	(b) ☐

3.	SEC Use Only:

4.	Source of Funds:

	OO

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	Delaware

	7.	Sole Voting Power:

Number of		0

Shares	8.	Shared Voting Power:
Beneficially
Owned By		28,795,113

Each	09.	Sole Dispositive Power:
Reporting
Person		0

With:	10.	Shared Dispositive Power:

		28,795,113

11.	Aggregate Amount Beneficially Owned By Each Reporting Person:

	28,795,113

12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions):

	☐

13.	Percent Of Class Represented By Amount In Row (11):

	4.8%*

14.	Type of Reporting Person

	PN
*As reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2010.

CUSIP No.	26817G102

1.	Name of Reporting Person: LS Power Equity Partners PIE I, L.P.

2.	Check The Appropriate Box If A Member of Group (See Instructions):
	(a) ☐
	(b) ☐

3.	SEC Use Only:

4.	Source of Funds:

	OO

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	Delaware

	7.	Sole Voting Power:

Number of		0

Shares	8.	Shared Voting Power:
Beneficially
Owned By		17,460,610

Each	09.	Sole Dispositive Power:
Reporting
Person		0

With:	10.	Shared Dispositive Power:

		17,460,610

11.	Aggregate Amount Beneficially Owned By Each Reporting Person:

	17,460,610

12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions):

	☐

13.	Percent Of Class Represented By Amount In Row (11):

	2.9%*

14.	Type of Reporting Person

	PN
*As reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2010.

CUSIP No.	26817G102

1.	Name of Reporting Person: LSP Gen Investors, L.P.

2.	Check The Appropriate Box If A Member of Group (See Instructions):
	(a) ☐
	(b) ☐

3.	SEC Use Only:

4.	Source of Funds:

	OO

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	Delaware

	7.	Sole Voting Power:

Number of		0

Shares	8.	Shared Voting Power:
Beneficially
Owned By		685,187

Each	09.	Sole Dispositive Power:
Reporting
Person		0

With:	10.	Shared Dispositive Power:

		685,187

11.	Aggregate Amount Beneficially Owned By Each Reporting Person:

	685,187

12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions):

	☐

13.	Percent Of Class Represented By Amount In Row (11):

	0.1%*

14.	Type of Reporting Person

	PN
*As reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2010.

CUSIP No.	26817G102

1.	Name of Reporting Person: Mikhail Segal

2.	Check The Appropriate Box If A Member of Group (See Instructions):
	(a) ☐
	(b) ☐

3.	SEC Use Only:

4.	Source of Funds:

	OO

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	United States

	7.	Sole Voting Power:

Number of		0

Shares	8.	Shared Voting Power:
Beneficially
Owned By		55,907,311

Each	09.	Sole Dispositive Power:
Reporting
Person		0

With:	10.	Shared Dispositive Power:

		55,907,311

11.	Aggregate Amount Beneficially Owned By Each Reporting Person:

	55,907,311

12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions):

	☐

13.	Percent Of Class Represented By Amount In Row (11):

	9.3%*

14.	Type of Reporting Person

	IN
*As reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2010.

This Amendment No. 5 amends the statement on Schedule 13D filed on December 10, 2009 and amended on March 22, 2010, April 2, 2010, April 20, 2010 and April 30, 2010 (the “Schedule 13D”), by and on behalf of the Reporting Persons relating to the Class A Common Stock of Dynegy Inc. Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D. This Amendment No. 5 reports beneficial ownership of the Issuer’s Class A Common Stock as of May 14, 2010.
Item 5. Interest in Securities of the Issuer.
The information set forth in Item 5 is hereby amended and supplemented with the following:
     (a) and (b) The information contained on the cover pages to this Schedule 13D and Item 3 is incorporated herein by reference.
     As of May 14, 2010, the Reporting Persons held a total of 55,907,311 shares of the Issuer’s Class A Common Stock. Of these shares, LSP Partners directly holds 935,104 shares, LSP Associates directly holds 8,031,297 shares, LSPEP directly holds 28,795,113 shares, PIE I directly holds 17,460,610 shares, and Gen Investors directly holds 685,187 shares. As a result of its relationship with LSPEP, PIE I and Gen Investors, LSP Partners may be deemed the beneficial owner of 47,876,014 shares of Class A Common Stock, representing approximately 8.0% of the outstanding shares of Class A Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2010. As a result of its relationship with LSP Partners and LSP Associates, LSP Development may be deemed the beneficial owner of 55,907,311 shares of Class A Common Stock, representing approximately 9.3% of the outstanding shares of Class A Common Stock as calculated in the previous sentence. As a result of his position, Mikhail Segal may be deemed to control LSP Development and to have shared beneficial ownership of 55,907,311 shares of Class A Common Stock, representing approximately 9.3% of the outstanding shares of Class A Common Stock as calculated above.
     (c) Please see Annex A for a list of transactions in the Issuer’s Class A Common Stock from April 30, 2010 to May 14, 2010. All of the transactions reported on Annex A were executed through brokers and settled through facilities of The Depository Trust & Clearing Corporation (DTCC).
     (d) Not applicable.
     (e) Not applicable.
Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement, dated as of December 10, 2009, by and among the Reporting Persons. (incorporated by reference to Exhibit 1 to the Reporting Persons Schedule 13D filed on December 10, 2009).

2.	Purchase and Sale Agreement, dated as of August 9, 2009, among LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., LSP Gen Investors, L.P., Port River, LLC, Valley Road, LLC, Dos Rios, LLC, Dynegy Inc., Dynegy Gen Finance Co, LLC, Southwest Power Partners, LLC, Riverside Generation, Inc., Dynegy Renaissance Power, Inc., Bluegrass Generation, Inc., Dynegy Midwest Generation, Inc., RRP Company, Dynegy Power Services, Inc., and Dynegy Falcon Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009).

3.	Amendment No. 1 to the Purchase and Sale Agreement, dated as of November 25, 2009, by and among LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., LSP Gen Investors, L.P., Port River, LLC, Valley Road, LLC, Dos Rios, LLC, Dynegy Inc., Dynegy Gen Finance Co, LLC, Southwest Power Partners, LLC, Riverside Generation, Inc., Dynegy Renaissance Power, Inc., Bluegrass Generation, Inc., Dynegy Midwest Generation, Inc., RRP Company, Dynegy Power Services, Inc., and Dynegy Falcon Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 1, 2009).

4.	Shareholder Agreement, dated as of August 9, 2009, among Dynegy Inc. and LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009).

5.	Amendment No. 1 to the Registration Rights Agreement dated September 14, 2006 by and between Dynegy Inc. and LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009).

6.	Registration Rights Agreement, dated as of September 14, 2006, among Dynegy Acquisition, Inc., LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P. and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 17, 2010

LS POWER DEVELOPMENT LLC
By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

LS POWER PARTNERS, L.P.
By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

LS POWER ASSOCIATES, L.P.
By:	LS Power Development, LLC, its
General Partner

By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

LS POWER EQUITY PARTNERS, L.P.
By:	LS Power Partners, L.P., its General
Partner

By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

LS POWER EQUITY PARTNERS PIE I, L.P.
By:	LS Power Partners, L.P., its General
Partner

By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

LSP GEN INVESTORS, L.P.
By:	LS Power Partners, L.P., its General
Partner

By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

MIKHAIL SEGAL
/s/ Mikhail Segal

ANNEX A
Transactions in Dynegy Inc. Class A Common Stock
April 30, 2010 to May 14, 2010
LS Power Associates, L.P.

Date of Transaction	Nature of Transaction	Number of Shares	Avg. Price per Share
April 30, 2010	SELL	69,200	$1.3556
May 3, 2010	SELL	35,703	$1.3414
May 4, 2010	SELL	74,660	$1.3098
May 5, 2010	SELL	181,366	$1.2994
May 6, 2010	SELL	130,550	$1.2683
May 7, 2010	SELL	44,178	$1.2185
May 10, 2010	SELL	105,874	$1.3208
May 11, 2010	SELL	118,981	$1.3149
May 12, 2010	SELL	53,658	$1.3064
May 13, 2010	SELL	61,802	$1.3385
May 14, 2010	SELL	74,128	$1.3040
LS Power Equity Partners, L.P.

April 30, 2010	SELL	248,109	$1.3556
May 3, 2010	SELL	128,010	$1.3414
May 4, 2010	SELL	267,681	$1.3098
May 5, 2010	SELL	650,262	$1.2994
May 6, 2010	SELL	468,070	$1.2683
May 7, 2010	SELL	158,392	$1.2185
May 10, 2010	SELL	379,597	$1.3208
May 11, 2010	SELL	426,593	$1.3149
May 12, 2010	SELL	192,382	$1.3064
May 13, 2010	SELL	221,584	$1.3385
May 14, 2010	SELL	265,775	$1.3040
LS Power Equity Partners PIE I, L.P.

April 30, 2010	SELL	150,447	$1.3556
May 3, 2010	SELL	77,622	$1.3414
May 4, 2010	SELL	162,316	$1.3098
May 5, 2010	SELL	394,302	$1.2994
May 6, 2010	SELL	283,826	$1.2683
May 7, 2010	SELL	96,045	$1.2185
May 10, 2010	SELL	230,178	$1.3208
May 11, 2010	SELL	258,674	$1.3149
May 12, 2010	SELL	116,656	$1.3064
May 13, 2010	SELL	134,363	$1.3385
May 14, 2010	SELL	161,159	$1.3040

LS Power Partners, L.P.

April 30, 2010	SELL	8,057	$1.3556
May 3, 2010	SELL	4,157	$1.3414
May 4, 2010	SELL	8,693	$1.3098
May 5, 2010	SELL	21,117	$1.2994
May 6, 2010	SELL	15,200	$1.2683
May 7, 2010	SELL	5,144	$1.2185
May 10, 2010	SELL	12,327	$1.3208
May 11, 2010	SELL	13,853	$1.3149
May 12, 2010	SELL	6,247	$1.3064
May 13, 2010	SELL	7,196	$1.3385
May 14, 2010	SELL	8,631	$1.3040
LSP Gen Investors, L.P.

April 30, 2010	SELL	5,904	$1.3556
May 3, 2010	SELL	3,046	$1.3414
May 4, 2010	SELL	6,370	$1.3098
May 5, 2010	SELL	15,473	$1.2994
May 6, 2010	SELL	11,138	$1.2683
May 7, 2010	SELL	3,769	$1.2185
May 10, 2010	SELL	9,033	$1.3208
May 11, 2010	SELL	10,151	$1.3149
May 12, 2010	SELL	4,578	$1.3064
May 13, 2010	SELL	5,273	$1.3385
May 14, 2010	SELL	6,324	$1.3040